TO:Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

FROM:Xiuzhi Li

Chief Executive Officer

H&H Global Corp.

87 N. Raymond Ave

Suite 200

Pasadena, CA 91103

June 01, 2021

Re:H&H Global Corp.

Offering Statement on Form 1-A Filed March 18, 2021

File No. 024-11409

Responses to SEC Comment Letter Dated April 28, 2021:

Offering Statement on Form 1-A

Cover Page

General

Comment 1:

1.We note your response to comment 2, where you indicate that "all operations, controls, and directs are based in the US." However, we also note that your amended disclosure and your website indicate that your CEO is employed by Guangzhou Pharmaceutical Group, which is located in China. Given this fact, please advise what your response "based in the US" means, including whether your CEO is physically located in the United States and primarily directs, controls, and coordinates your activities from the United States.

Response:

There is a substantial basis to support the Company’s determination that its principal business is in the US. While any individual factor referred to below may or may not be dispositive as to this matter, we believe it is clear from the various factors referred to below that the principal business of the Company is operated and controlled in the United States. These factors are as follows:

•The Company was incorporated in Delaware on the 11th of January 2021 for the sole purpose of doing business in the United States.

•The Company’s principal office is located at 87 N. Raymond Ave, Suite 200, Pasadena, CA 91103, and its external communications refer only to its office in California. Please see, for example, the Company’s website (https://www.hhglobalcorp.com/contact-us/) under “Contact Us”.

•The Company’s business and growth strategy include significant emphasis on selling the Company’s products in the United States.

•The Company’s “nerve center” is based in Pasadena, CA and all-important business decisions involving the Company made in Pasadena, CA. All of the Company’s bank accounts are located in the United States, and all of the Company’s accountants, attorneys, and auditors are based in the United States. Further, all of their marketing/IT team and administrative office staff are based in the United States and will assume full time paid positions upon funding.

•The Company’s management controls the Company from the Pasadena office.

•Xiuzhi Li resigned her employment with Guangzhou Pharmaceuticals effective November 2020 and devotes her full time to the Company. While the restrictions due to COVID-19 (as outlined in the Risk Factor page 9)

•do not allow her to travel as she would like she is in constant daily contact with

•the Company team via ZOOM and participates in a strategy session every Monday. Upon successful funding and easing of COVID travel restrictions she plans to devote her full time to the Company in the Pasadena office.

•To better facilitate the operations of the Company Board of Directors appointed Mr. Tengkuan Jack You as Chief Operating officer (COO), Corporate Secretary and Treasurer, and Director effective May 10, 2021. Mr. Yu resides at 756 W. Naomi Ave, Unit D, Arcadia, CA 91007 and spends a large position his time at the Pasadena office. Mr. Yu has been involved with the Company in developing its business model and strategy long before they incorporated in Delaware. He was scheduled to come on board full time but has agreed to step into these roles now without compensation, as he is a firm believer in the Company’s business model and future.

For the reasons set forth above, we therefore believe that it is appropriate to conclude that the Company’s principal place of business is in the United States, and that the Company has complied with Rule 251(b)(1) under the Securities Act and the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretation Question 182.03.

The Company has addressed the Staff’s comments further in revised disclosures on pages 24, 25, and 26 of the offering Statement.

Comment 2:

Governing Law and Legal Venue, page 12

2.We note your response to comment 3 and reissue. Please revise this risk factor and the disclosure on page 22 to clarify that the exclusive forum provision is only contained in your subscription agreement. In this regard, we note that your organizational documents do not contain an exclusive forum provision.

Response:

The following has been added to the Risk Factor on Page 12, the Disclosure on Page 21, and to the Subscription Agreement to further clarify that the exclusive forum provision is only contained in the subscription agreement and is not contained in the organizational documents of the Company:

“This exclusive forum provision is included only in the Subscription Agreement but is not in our Articles or By-Laws at this time.”

The Company feels that we have addressed the Comments submitted in our response and in our amendments to the Form 1-A filing.

Sincerely,

/s/ Xiuzhi Li

Xiuzhi Li – CEO, Chairman/Director

H&H Global Corp.